UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-16441

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

CROWN CASTLE INTERNATIONAL CORP.
1220 Augusta Drive, Suite 600
Houston, Texas 77057-2261
(Name of issuer of the securities held pursuant to the
plan and the address of principal executive office)

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN

INDEX

Page
REPORT OF BDO USA, LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2015 AND 2014	2
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014	3
NOTES TO FINANCIAL STATEMENTS	4
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	11
Note: All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE	12

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Crown Castle International Corp. 401(k) Plan
Canonsburg, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Crown Castle International Corp. 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
Pittsburgh, Pennsylvania
June 24, 2016

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2015 AND 2014

	2015	2014
Investments, at fair value (notes 3 and 4)	$231,083,495	$191,186,176
Receivables:
Employer cash contributions	4,882,565	3,507,504
Employer securities contributions	8,509,470	6,403,248
Employee cash contributions	4,800	4,518
Notes receivable from participants	3,705,708	2,789,444
Total receivables	17,102,543	12,704,714
Net assets available for benefits	$248,186,038	$203,890,890

See accompanying notes to financial statements.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Additions (deductions) to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(2,621,324)	$1,312,619
Dividends and interest	7,070,826	10,495,781
Total investment income (loss)	4,449,502	11,808,400
Contributions:
Employer cash contributions	10,405,093	7,966,359
Employer securities contributions	8,509,470	12,222,157
Participants	15,246,853	11,718,687
Rollovers	2,903,213	2,489,783
Total contributions	37,064,629	34,396,986
Total additions (deductions)	41,514,131	46,205,386
Deductions from net assets attributed to:
Benefits paid to participants	10,732,810	9,686,172
Administrative expenses	122,937	67,019
Total deductions	10,855,747	9,753,191
Net increase (decrease) before transfers	30,658,384	36,452,195
Transfers in from Quanta Plan (note 1)	13,636,764	—
Net increase (decrease)	44,295,148	36,452,195
Net assets available for benefits:
Beginning of year	203,890,890	167,438,695
End of year	$248,186,038	$203,890,890

See accompanying notes to financial statements.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

1.	Plan Description
The following description of the Crown Castle International Corp. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

(a)	General
The Plan is a defined contribution plan available to eligible employees of Crown Castle International Corp. (the “Company”). The Charles Schwab Trust Company is the trustee of the Plan. Schwab Retirement Plan Services, Inc. is the recordkeeper, and both Schwab Retirement Plan Services, Inc. and State Street Bank and Trust Company serve as custodians. The Company is the plan administrator for the Plan. The Plan was established on May 1, 1999, and has since been amended on an as-needed basis through the date of this report. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

(b)	Contributions
Employees are eligible for participation in the Plan once they are twenty-one years of age and have completed three months of service with the Company. Employees can participate in the Plan on the first day of the month coinciding with or following three months of service. Participants may contribute any percentage of their eligible compensation up to and including any percentage that allows the participant to reach the section 401(k) pre-tax contribution limit of $18,000 and $17,500 in 2015 and 2014, respectively, for participants under age 50. Participants who are age 50 and older can contribute up to an additional $6,000 and $5,500 for a total of $24,000 and $23,000 in 2015 and 2014, respectively. These employee contributions are made through compensation deferral arrangements and are fully vested at all times. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees who have not submitted an election to participate or not participate in the Plan are automatically enrolled in the Plan at a deferral rate of 3% and their contributions invested in a designated target date fund until changed by the participant. The deferral rates for participants who were auto enrolled increases by 1% each year until it reaches a maximum contribution of 6%, unless otherwise directed by the participant. A registered investment adviser is engaged to assist in monitoring the core investment options offered by the Plan (excluding the participant directed brokerage account investments and the Crown Castle International Corp. Unitized Common Stock Trust Fund ("CCIC Unitized Common Stock Trust Fund")). As of December 31, 2015, the Plan offered 12 mutual funds, six common collective funds, a money market account, a participant directed brokerage account and the CCIC Unitized Common Stock Trust Fund. Participants own shares of mutual funds, common stocks, money market funds, and unit investment trusts through the participant directed brokerage account.
The Company matches and contributes in cash 100% of the first 3% of compensation that a participant contributes to the Plan. In addition, discretionary amounts may be contributed at the option of the Company's board of directors. Contributions are subject to certain limitations.
The discretionary contributions for 2015 consisted of:
•A cash contribution equal to 100% of the second 3% of compensation that participants contributed to the Plan.
•A contribution of Company common stock equal to approximately 4% of each employee's annualized base salary as of December 31, 2015. On March 11, 2016, the contribution totaled 98,433 shares of Company common stock, with a total market price of approximately $8,509,470 based on the closing price per share of Company common stock as of December 31, 2015.
The discretionary contributions for 2014 consisted of:
•A cash contribution equal to 100% of the second 3% of compensation that participants contributed to the Plan.
•A contribution of Company common stock equal to approximately 4% of each employee's annualized base salary as of December 31, 2014. On March 6, 2015, the contribution totaled 81,363 shares of Company common stock, with a total market price of approximately $6,403,248 based on the closing price per share of Company common stock as of December 31, 2014.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

•A contribution of Company common stock equal to approximately 4% of each employee's annualized base salary as of March 31, 2014 based on the closing price per share of Company common stock as of April 2, 2014. On June 13, 2014, the contribution totaled 78,847 shares of Company common stock, with a total market price of approximately $5,818,909.
After their respective contributions into the Plan, the contributions in the form of Company common stock were then allocated to participants in units of the CCIC Unitized Common Stock Trust Fund. The employer securities contributions vest in the same manner as the Company's standard and annual discretionary cash matches. See "vesting description" below. Participants are able to sell such units and reinvest the proceeds into other Plan investment options at any time, even to the extent such amounts are non-vested.
The Company's discretionary contributions were $13,076,525 (net of $69,633 of forfeitures) and $15,789,756 (net of $60,094 of forfeitures) for the years ended December 31, 2015 and 2014, respectively.
During 2015, the Company acquired Quanta Fiber Networks, Inc. ("Sunesys"), a wholly owned owned subsidiary of Quanta Services, Inc. Employees of Sunesys previously participated in the Quanta Services, Inc. 401(k) Savings Plan ("Quanta Plan"). On December 1, 2015, in connection with the Company's integration of Sunesys, a total of $13,636,764 representing 401(k) holdings of former Sunesys employees hired by the Company was transfered from the Quanta Plan into the Plan.

(c)	Participant Accounts
Participant accounts are maintained at fair value. Each participant's account is credited with the participant's contribution and allocations of (1) the Company's matching and discretionary contributions and (2) Plan earnings and losses. The participant is entitled to the benefit that can be provided from the participant's vested account.

(d)	Vesting
Participants are vested immediately in their contributions plus actual earnings (losses) thereon. Vesting in the Company's contribution portion of their accounts is generally based on years of service. A participant is 33% vested after one year of credited service, 67% vested after two years of credited service, and 100% vested after three years of credited service. A participant automatically vests in any non-vested accounts upon attainment of age 65, upon retirement due to disability, upon death and upon termination of the Plan.

(e)	Notes Receivable From Participants
Participants are permitted to borrow from their account a minimum of $1,000 up to a maximum of 50% of the vested balance or $50,000, whichever is less. The notes are secured by the balance in the participant's account and bear interest at a fixed rate of prime plus 1%. As of December 31, 2015, the interest rate on the notes receivable from participants ranged from 4.25% to 4.50%. The Plan recognized interest income on notes receivable from participants of $116,965 and $107,006 for the years ending December 31, 2015 and 2014, respectively. All notes are subject to specific repayment terms and generally must be repaid within a five-year period. Each participant is permitted one note at a time. No allowance for credit losses was recorded as of December 31, 2015 and 2014.
In the event of default, as described by the Plan, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Also, participants may be subject to an additional 10% tax on their taxable withdrawal if it occurs prior to age 59 1/2.

(f)	Payment of Benefits
Participants are permitted to withdraw any portion of their vested account balance due to death, permanent disability, retirement, attainment of age 59 1/2, in the event of financial hardship or termination of service. The participant may elect to receive a lump-sum payment, subject to federal income tax withholdings, or rollover the vested account balance to another qualified plan. These withdrawals, prior to retirement, may result in certain suspensions of future participation in the Plan.

(g)	Forfeitures
Company contributions and earnings (losses) thereon that have not become vested and have been forfeited by participants in accordance with the applicable provisions of the Plan are applied against the Company's contributions to the Plan and may be applied to reduce the administrative expenses of the Plan. The Plan anticipates utilizing

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

participant forfeitures to reduce any annual discretionary contribution (see note 1(b)) and reduce administrative expenses of the Plan. Amounts forfeited were $146,899 and $60,094 during the years ended December 31, 2015 and 2014, respectively. During the year ended December 31, 2015, $48,257 of participant forfeitures were applied against administrative expenses of the Plan. There were no significant forfeited amounts applied against administrative expenses for the year ended December 31, 2014. There were no forfeited amounts unallocated to participants as of December 31, 2015 and 2014.

(h)	Administration Expenses
Plan administrative expenses, to the extent not paid by the Company, are charged to and paid from the Plan's assets as incurred. The Plan permits the application of forfeited assets to pay administrative expenses. Effective October 1, 2015, all revenue sharing amounts received from certain Plan investment funds are redirected back to participant accounts on a quarterly basis, rather than being used to pay administrative expenses.

(i)	Termination of Plan
In the event of termination of the Plan, the plan administrator will continue to function during such period as is necessary to make remaining normal distributions and to administer and distribute the residual interests of the participants. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the plan administrator may determine.

(j)	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits. For example, as of December 31, 2015 approximately 15% of the Plan's net assets are invested in the CCIC Unitized Common Stock Trust Fund that predominately consists of the common stock of the Company. See note 3.
In April 2016, the Company, on behalf of the Plan, filed with the Internal Revenue Service ("IRS") a Voluntary Correction Program ("VCP") submission, which primarily relates to the calculation of employer matching contributions. The VCP submission proposes certain retroactive amendments to the Plan to address such matters. The Company believes that the Plan has been operated as intended.

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation
The accompanying financial statements have been prepared on an accrual basis. Accounts of participants who have elected to withdraw from the plan, but to whom disbursements of funds from the plan has not been made, are included as a component of net assets available for benefits.

(b)	Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates.

(c)	Investment Income
Interest income from investments is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

(d)	Investments and Fair Value Measurements
The Company's assets and liabilities recorded at fair value are categorized based upon a fair value hierarchy that ranks the quality and reliability of the information used to determine fair value, in accordance with applicable accounting guidance (see note 4).
The following is a description of the levels of the fair value hierarchy:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•
Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, as well as inputs other than quoted prices that are observable for the asset or liability.

•	Level 3 inputs are unobservable inputs and are not corroborated by market data.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.
Money market funds, unit investment trusts and equity securities: Valued at the closing price reported on the active market on which the individual securities are traded on the last business day of the Plan year.
Mutual funds: Valued at the NAV of shares held by the Plan at year-end based on quoted market price on active markets on the last business day of the Plan year.
CCIC Unitized Common Stock Trust Fund: Valued based on the current market value of the underlying assets of the fund. These assets include cash equivalents as well as shares of Company common stock, which are valued at the closing price as reported by NYSE on the last business day of the Plan year. The CCIC Unitized Common Stock Trust Fund has daily redemptions and one day trading terms. The CCIC Unitized Common Stock Trust Fund has no unfunded commitments at December 31, 2015.
Common Collective Funds: Valued at the NAV of the respective common collective funds on the last business day of the Plan year based on audited financial statements. The common collective funds have daily redemptions and one day trading terms. The common collective funds have no unfunded commitments at December 31, 2015.
The preceding described methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Purchases and sales of securities are accounted for on a settlement-date basis. The difference between recording transactions on a trade date and a settlement date was not significant to the Plan's financial statements.
In accordance with the policy of stating investments at fair value, unrealized appreciation or depreciation on investments are reflected within investment income (loss) in the Statement of Changes in Net Assets Available for Benefits.

(e)	Contributions
Participant contributions are recorded as they are withheld from the participant's compensation.

(f)	Distributions to Participants
Distributions to participants are recorded when paid by the Plan.

(g)	Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest (see note 1(e)).

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

(h)	Recently Adopted Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board ("FASB") issued new guidance which simplifies accounting and disclosures for employee benefit plans. The guidance (1) requires fully benefit responsive investment contracts to be measured and disclosed at contract value, (2) eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits, (3) eliminates the requirements to disclose net appreciation or depreciation in fair value of investments by general type and (4) provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with a month end. Only items (2) and (3) noted above are applicable to the Plan. The guidance is effective for the Plan on January 1, 2016 and early adoption is permitted. The Plan adopted the guidance as of December 31, 2015, and has applied the guidance retrospectively. The adoption of this guidance only impacts certain investment disclosures and has no impact on net assets available for benefits.

3.	Investment Options
The following were the investment options as of December 31, 2015:

•	Artisan International Institutional Fund	•	Schwab Managed Retirement Trust 2020 CL IV
•	CCIC Unitized Common Stock Trust Fund	•	Schwab Managed Retirement Trust 2030 CL IV
•	DFA Global Real Estate Securities Portfolio Fund	•	Schwab Managed Retirement Trust 2040 CL IV
•	DFA One Year Fixed Income Fund	•	Schwab Managed Retirement Trust 2050 CL IV
•	Invesco Growth and Income R5 Fund	•	Schwab Managed Retirement Trust Income CL IV
•	JPMorgan Core Bond R6 Fund	•	Schwab U.S. Treasury Money Market Fund
•	Northern Small Cap Value Fund	•	T. Rowe Price Growth Stock Fund
•	Personal Choice Retirement Account	•	Vanguard Explorer Admiral Shares Fund
•	PIMCO High Yield Institutional Fund	•	Vanguard Inflation-Protected Admiral Securities Fund
•	Schwab 1000 Index Fund	•	Vanguard Mid-Cap Index Institutional Fund
•	Schwab Managed Retirement Trust 2010 CL IV

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

4.	Fair Values
Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2015 and 2014.

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth funds	$57,684,013	$—	$—	$57,684,013
Balanced funds	36,267,543	—	—	36,267,543
Bond funds	14,946,224	—	—	14,946,224
Value funds	18,894,720	—	—	18,894,720
Real estate funds	3,288,356	—	—	3,288,356
Total mutual funds	131,080,856	—	—	131,080,856

Money market fund:
Treasury fund	—	5,074,324	—	5,074,324
Total money market fund	—	5,074,324	—	5,074,324

Common collective funds:
Target date managed retirement funds(a)	—	47,851,988	—	47,851,988
Total common collective funds	—	47,851,988	—	47,851,988

Participant directed brokerage account	9,478,110	—	—	9,478,110

CCIC Unitized Common Stock Trust Fund	—	37,598,217	—	37,598,217
Total	$140,558,966	$90,524,529	$—	$231,083,495

(a)	Primarily invested in a mix of equities and bonds based on target retirement year.

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth funds	$47,137,703	$—	$—	$47,137,703
Balanced funds	31,686,109	—	—	31,686,109
Bond funds	12,935,064	—	—	12,935,064
Value funds	16,725,341	—	—	16,725,341
Real estate funds	4,208,939	—	—	4,208,939
Total mutual funds	112,693,156	—	—	112,693,156

Money market fund:
Treasury fund	—	4,802,920	—	4,802,920
Total money market fund	—	4,802,920	—	4,802,920

Common collective funds:
Target date managed retirement funds(a)	—	37,520,120	—	37,520,120
Total common collective funds	—	37,520,120	—	37,520,120

Participant directed brokerage account	8,029,683	—	—	8,029,683

CCIC Unitized Common Stock Trust Fund	—	28,140,297	—	28,140,297
Total	$120,722,839	$70,463,337	$—	$191,186,176

(a)	Primarily invested in a mix of equities and bonds based on target retirement year.
There were no transfers between Level 1 and 2 in the periods presented.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

5.	Federal Income Tax
The plan administrator has adopted a prototype plan of Schwab Retirement Plan Services, Inc. On June 19, 2014, Schwab Retirement Plan Services, Inc. obtained a letter in which the IRS stated its opinion that the form of the prototype plan of Schwab Retirement Plan Services, Inc. is acceptable under Section 401 of the Internal Revenue Code ("IRC") for use by employers for the benefit of their employees.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

6.	Party-In-Interest Transactions
Certain Plan investments are funds managed by The Charles Schwab Trust Company. As of December 31, 2015, there are eight such funds as plan investment options. The Charles Schwab Trust Company is the trustee of the Plan. Schwab Retirement Plan Services, Inc. is recordkeeper, and both Schwab Retirement Plan Services, Inc. and State Street Bank and Trust Company serve as custodians. Fees paid by the Plan for the investment management services are included in net appreciation (depreciation) in fair value of investments.
The CCIC Unitized Common Stock Trust Fund holds 421,585 shares and 346,472 shares of the Company's common stock as of December 31, 2015 and 2014, respectively. Purchases of the CCIC Unitized Common Stock Trust Fund, inclusive of the employer securities contribution, totaled $10,077,660 and $8,505,115 for the years ending December 31, 2015 and 2014, respectively. Sales of the CCIC Unitized Common Stock Trust Fund totaled $5,348,769 and $4,658,005 for the years ending December 31, 2015 and 2014, respectively. In addition, there were 5,741 and 4,077 shares of Company common stock held in the participant directed brokerage account worth approximately $496,284 and $320,870 as of December 31, 2015 and 2014, respectively.
Notes receivable from participants totaled $3,705,708 and $2,789,444 as of December 31, 2015 and 2014, respectively, representing borrowings by the participants from their individual participant accounts.
See Schedule H, Line 4i - Schedule of Assets for additional information on party-in-interest Plan investments.

7.	Subsequent Events
In May 2016, the Plan was amended to increase the maximum deferral rate pursuant to the auto-enrollment provision from 6% to 10%. See note 1(b) for a discussion of the auto-enrollment provision within the plan as of December 31, 2015.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

EIN: 76-0470458
Plan Number: 001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2015

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value
	Mutual Funds:
	Artisan International Institutional Fund	Registered Investment Company	17,158,317
	DFA Global Real Estate Securities Portfolio	Registered Investment Company	3,288,356
	DFA One Year Fixed Income Fund	Registered Investment Company	384,619
	Invesco Growth and Income R5 Fund	Registered Investment Company	13,631,992
	JPMorgan Core Bond R6 Fund	Registered Investment Company	9,129,626
	Northern Small Cap Value Fund	Registered Investment Company	5,262,728
	PIMCO High Yield Institutional Fund	Registered Investment Company	3,505,868
*	Schwab 1000 Index Fund	Registered Investment Company	21,116,287
	T. Rowe Price Growth Stock Fund	Registered Investment Company	28,272,347
	Vanguard Explorer Admiral Shares Fund	Registered Investment Company	12,253,349
	Vanguard Inflation-Protected Admiral Securities Fund	Registered Investment Company	1,926,111
	Vanguard Mid-Cap Index Institutional Fund	Registered Investment Company	15,151,256
	Total Mutual Funds		131,080,856
	Money Market Fund:
*	Schwab U.S. Treasury Money Market Fund	Money Market Fund	5,074,324
	Total Money Market Funds		5,074,324
	Common Collective Funds:
	Fidelity Managed Income Portfolio	Common Collective Funds	470,548
*	Schwab Managed Retirement Trust 2010 CL IV	Common Collective Funds	1,533,610
*	Schwab Managed Retirement Trust 2020 CL IV	Common Collective Funds	8,938,722
*	Schwab Managed Retirement Trust 2030 CL IV	Common Collective Funds	13,590,776
*	Schwab Managed Retirement Trust 2040 CL IV	Common Collective Funds	15,775,491
*	Schwab Managed Retirement Trust 2050 CL IV	Common Collective Funds	6,919,932
*	Schwab Managed Retirement Trust Income CL IV	Common Collective Funds	622,909
	Total Common Collective Funds		47,851,988
	Participant Directed Brokerage Account:
	Personal Choice Retirement Account	Self- Directed Brokerage Account	9,478,110
	Unitized Common Stock Trust Fund:
*	CCIC Unitized Common Stock Trust Fund	Employer Securities	37,598,217
	Notes receivable from participants:
*	Participant Loans	412 participant loans with various rates of interest from 4.25% to 4.50% and various maturity dates through March 2027	3,705,708
			$234,789,203
*Party-in interest
All investments are participant directed.

See accompanying report of independent registered public accounting firm.

SIGNATURE
 Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CROWN CASTLE INTERNATIONAL CORP.

401(k) PLAN
(Name of Plan)

By:	/s/ ROB A. FISHER
Rob A. Fisher
Vice President and Controller (Principal Accounting Officer)

Date: June 24, 2016